Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, New York 10019

August 13, 2013

Via EDGAR
Ms. Katherine W. Hsu
Office Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549-3628

Re:                  Structured Products Corp.
Registration Statement on Form S-3
Filed June 3, 2013
File no. 333-189068

Dear Ms. Hsu:

This letter responds to comments of the Securities and Exchange Commission staff (the “Staff”) contained in your letter, dated June 27, 2013 (the “Comment Letter”), regarding the above referenced Form S-3 (the “Form S-3”).  In the text that follows, each comment expressed by the Staff in the Comment Letter is repeated in its entirety and numbered to correspond with its number in the Comment Letter.  Each comment is followed by a response made on behalf of Structured Products Corp. (the “Registrant”).

Enclosed with this letter is Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”), dated August 13, 2013, marked to show all changes to the Registration Statement as filed on June 3, 2012.   Unless otherwise specified, page numbers used in the responses below refer to pages in the enclosed marked copy of Amendment No. 1.

Registration Statement on Form S-3
General
Comment 1:
Where comments also could apply to similar or related disclosure that appears elsewhere in the same or another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.  Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found.  This will expedite our review of the filing.

Ms. Katherine W. Hsu
August 13, 2013

Response:	The Registrant believes that it has complied with this comment.

Comment 2:
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4 of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:
The Registrant confirms on behalf of itself and each issuing entity established by the Registrant that the Registrant and each such issuing entity is current with respect to required Exchange Act reporting over the twelve month period prior to June 3, 2013 with respect to asset-backed securities involving the same asset class.  Set forth below is a list of issuers established by the Registrant together with the respective CIK codes.

0001286608	001-32181	TIERS Inflation-Linked Trust 2004-21
0001283337	001-32132	Credit Enhanced CorTS Trust for Aon Capital A
0001283450	001-32075	TIERS Principal-Protected Certificates Trust Series FFH 2001-12
0001287339	001-32148	CorTS Trust II for Goldman Sachs Capital I
0001283598	001-32114	TIERS Trust APA 1997-8
0001283602	001-32111	CorTS Trust for J.C. Penney Debentures
0001283601	001-32090	CorTS Trust II for Provident Financing Trust I
0001283596	001-32123	TIERS Trust MOT 1998-5
0001283464	001-32089	CorTS Trust for PECO Energy Capital Trust III
0001283316	001-32124	TIERS Trust, Series IBM 1997-4

Comment 3.
Please provide a legal analysis to support how the certificates and warrants meet the requirements under Rule 3a-7 of the Investment Company Act.  Please be advised that that your registration statement has been referred to the Division of Investment Management.  Your response to this comment will be subject to their review and additional comments may be forthcoming.

Response:
The Registrant respectfully submits that each issuer of securities pursuant to the Registration Statement will be excluded from the definition of "investment company" by reason of Rule 3a-7 and existing precedent under the Investment Company Act of 1940.  Each such issuer will be engaged in the business of acquiring and holding eligible assets, will not issue redeemable securities within the meaning of Rule 3a-7 and the securities issued by each issuer which are registered on Form S-3 will be assigned an investment grade rating.

Ms. Katherine W. Hsu
August 13, 2013

Prospectus Supplement
Comment 4.
We note that on page 47 of the base prospectus it states that the Trust may include one or more interest rate or currency swaps, caps, floors, collars puts or calls.  Please revise to include bracketed disclosure indicating that you will provide the disclosure under Item 1115(a)(4), if applicable.  Also, please provide your form of disclosure that you plan to provide if the significant percentage is 10% or more, to the extent practicable.  Refer to Item 1115(b)(1) and (2) Of Regulation AB.

Response:
The base prospectus has been revised to state that, when appropriate, the significance percentage will be included in the prospectus supplement and the prospectus supplement has been amended.  See page 47 of the base prospectus and pages 19 and 52 of the prospectus supplement.  The Registrant currently expects that if any credit support or other support were to be provided in any trust, the significance percentage would be less than 10%.  Nevertheless, the Registrant has revised the prospectus supplement to set forth the form of disclosure the Registrant plans to provide in connection with any trust if credit support or other support were to be provided and if the significant percentage for such trust were determined to be 10% or more.  See page 52 of the prospectus supplement.

Cover Page
Comment 5.
You state that an “[a]pplication will be made to list the Certificates...”  However, on page 24 you state “[a]lthough application has been made to list the Certificates.”  Please revise these statements, and any similar statement(s) included in the prospectus, to clarify whether at the time of takedown an application has been made or will be made to list the certificates.

Response:
The statement on the cover page has been changed to read “Application has been made,” and we have reviewed and revised other sections as appropriate. In each place (cover page, page 6, page 19 and page 25) the document now states that the “application has been made.”

Comment 6.
We note that the base prospectus contemplates that credit enhancement or other support may be included for the transaction.  Please revise the cover page to provide bracketed language briefly describing any credit enhancement or other support for the transaction.  Please refer to Item 1102(h) of Regulation AB.

Response:	The cover page of the prospectus supplement has been revised. See the third paragraph following the caption on the cover page.

Ms. Katherine W. Hsu
August 13, 2013

Summary Questions and Answers About Certificates, page 4
Under what circumstances will holders of the Certificates receive less..., page 6
Comment 7.
This disclosure gives the impression that investors will only suffer losses in these circumstances; however, it appears that investors may suffer losses as a result of an early redemption or similar event, as described later in your summary.  Please revise to clarify.

Response:
The Registrant respectfully submits, that under the structure of the proposed transactions, investors will only suffer losses if there is a Payment Default on the underlying securities or if the Underlying Issuer is no longer subject to the reporting requirements of or ceases to file certain reports under the securities laws.  To the extent references to “priority of payments” in the Summary may have implied that losses would occur in other cases, such references have been corrected. See “Summary—Early Termination and Redemption of Certificates” on page 13 of the prospectus supplement.

Summary, page 9
Comment 8.
While we note your disclosure on page 19, please include bracketed language indicating that you will identify any credit enhancement or other support for the transaction, as referenced in Items 1114(a) and 1115 of this Regulation AB, and briefly describe what protection or support is provided by the enhancement and summarize how losses not covered by credit enhancement or support will be allocated to the securities.  Also, please identify any enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB.  Please refer to Item 1103(a)(3)(ix) of Regulation AB.

Response:
The prospectus supplement has been revised to include bracketed language indicating that the Registrant will identify any credit enhancement or other support for the transaction.  See the cover page and page 50 of the prospectus supplement.  Additionally, the Registrant has on page 50 of the prospectus supplement added bracketed language to describe what protection or support would be provided by any enhancement.  On page 6 of the prospectus supplement the Registrant has provided a description of how losses will be allocated to the securities.

Comment 9.
We note that the base trust agreement filed as Exhibit 4.1 indicates that under certain circumstances the Depositor is required to cure a breach of any representation or warranty provided by the Depositor that materially and adversely affects the interest of certificate holders.  Please tell whether a cure of a breach would require the removal or substitution of assets.

Response:
A breach of a representation or warranty will not require the removal or substitution of assets.  If there is a breach of certain of the representations and warranties made by the Trustor, then the Trustor may be required to cure such breach; however, such representations and warranties relate primarily to organizational and operational matters of the Trustor and a cure would not involve removal or substitution of assets.

Ms. Katherine W. Hsu
August 13, 2013

Early Termination of Trust and Redemption of the Certificates, page 12
Comment 10.
Please revise to disclose the circumstances in which the Underlying Issuer may redeem the Underlying Securities.  Please also revise to disclose the circumstances in which the maturity of the Underlying securities may be accelerated.

Response:
The circumstances in which the Underlying Issuer may redeem the Underlying Securities or under which the maturity may be accelerated will depend upon the terms of the Underlying Securities and with respect to any trust can only be provided following the selection of the Underlying Securities for that trust. Bracketed provisions have been added to the prospectus supplement to provide for descriptions of the circumstances under which the Underlying Securities may be redeemed or accelerated.  See page 32 of the prospectus supplement.

Comment 11.
We note your statement that to the extent redemption proceeds are available for distribution in accordance with the priority of payments described herein, an amount equal to $[ ] per Certificate plus accrued and unpaid interest thereon to the date of redemption.  Please revise this statement to clearly disclose what other payments are required to be paid before Certificateholders are paid (i.e., the priority of payments).

Response:
The statement has been rewritten on page 13 of the prospectus supplement to make it clear that Certificateholders are paid as a first priority and then any remaining funds are used to pay the I/O Certificateholders and settle the Call Warrants.  Changes were also made to other provisions in the prospectus supplement to clarify this point.  See pages 14 and 17.

Ms. Katherine W. Hsu
August 13, 2013

Call Warrants; Exercise of Call Warrants; Redemption of the Certificates, page 14
Comment 12.
We note your statements here regarding the redemption of the Underlying Securities and acceleration of the Underlying Securities.  As above, please revise to clearly explain the circumstances in which those events may occur.  You may include a cross-reference to where this is discussed in other parts of the prospectus.

Response:
Provisions describing the redemption of the Underlying Securities and acceleration of the Underlying Securities have been added in response to Comment 10.  Those provisions appear under the caption “Description of the Underlying Securities—Redemption and Acceleration of the Underlying Securities” on page 31 of the prospectus supplement and a cross-reference has been added on page 16.

Additional Underlying Securities; Issuance of Additional Certificates, page 17
Comment 13.
Please confirm that the master trusts will be structured within the limitations of Item 1101(c)(3)(i) of Regulation AB. Refer to Section III.A.2.f. of the Regulation AB Adopting Release (Release No. 33-8518).  Please also supplementally explain how you intend to update holders of the securities that are part of this offering being registered on Form S-3 about changes to the composition of the asset pool, the structure of the securities as a result of new issuances of additional Certificates, etc.  See, e.g., Item 1121 of Regulation AB.

Response:
The Registrant confirms that each trust will be structured as a master trust within the meaning of Item 1101(c)(3)(i) in that each such trust will allow for adding additional—and identical—assets to the trust assets which back the Certificates issued by such trust. If any additional assets are added to a trust and additional Certificates are issued by that trust, then updated information will be provided to holders of the Certificates by filing a Form 10-D setting forth with respect to such trust the principal amount of the Underlying Securities both before and after the addition of the assets and the principal amount of the Certificates outstanding both before and after the additional issuance.

Ms. Katherine W. Hsu
August 12, 2013

Risk Factors, page 21
Comment 14.
Please also revise each applicable risk factor and throughout your prospectus, where applicable, to disclose that investors may suffer losses – or if known, the extent to which investors may suffer losses-- as a result of the disclosed redemption events as a result of the exercise of the warrants or if the Underlying Issuer redeems the underlying securities or similar event.

Response:
The Registrant submits that investors may suffer losses only in two cases:  (1) if the Underlying Issuer defaults in its payment obligations on the underlying securities (that risk is addressed in risk factor 3 on page 22 of the prospectus supplement and in risk factor 5 on page 23 of the prospectus supplement) and (2) if the Underlying Issuer is no longer subject to the reporting requirements or ceases to file certain reports under the securities laws (that risk is addressed in risk factor 5 on page 23 of the prospectus supplement and risk factor 6 on page 23 of the prospectus supplement).  If the Underlying Issuer redeems the underlying securities (and does not default) the redemption price would be sufficient to pay the Certificate holders in full together with accrued interest.  Also, if the Call Warrants are exercised or deemed to be exercised, the exercise price would be sufficient to pay the Certificate holders in full together with accrued interest.  An early redemption—including an early redemption due to the exercise of the Call Warrants—may present a reinvestment risk and that is addressed in risk factor 8 on page 24 of the prospectus supplement.

The Underlying Issuer is the Only Payment Source, page 22
Comment 15.
We note your statement here that “the Issuing Entity, Trustee, Trustor...have not verified...the accuracy, completeness, or continued availability of” information regarding the Underlying Issuer.  However, it appears that under the transaction agreements, the Trustor must make a determination whether the Underlying Issuer is continuing to report under the federal securities laws.  Moreover, this statement appears to act as a disclaimer of your responsibilities under Securities Act Rule 193, at least to the extent the language applies to information provided in this prospectus for the Certificate offering.  Accordingly, please revise.

Ms. Katherine W. Hsu
August 12, 2013

Response:
Risk factor 3—“The Underlying Issuer is the Only Payment Source”—on page 22 has been revised.  We note your comment stating that “the Trustor must make a determination whether the Underlying Issuer is continuing to report under the federal securities laws.”  With respect to that comment, the Registrant respectfully submits that such matter is beyond the scope of this risk factor.  The purpose of this risk factor is to advise investors that payment of the Certificates is dependent upon the financial condition and creditworthiness of the Underlying Issuer.  No entity undertakes to monitor the Underlying Issuer’s federal securities reporting and no comment is being made in this risk factor with respect to monitoring of the Underlying Issuer’s federal securities reporting.  That issue is addressed in Risk factor 6—“None of the Trustee, the Company or the Underwriter Can Predict Whether The Underlyin Issuer Will Cease Reporting.”

Use of Proceeds, page 29
Comment 16.
We note your reference here and on page 8 of the base prospectus to “net proceeds.”  Please disclose the amount of expenses, if any, payable from offering proceeds.  Please refer to Item 1107(j) of Regulation AB.

Response:	The requested revision has been made. See page 29 of the prospectus supplement.

Ms. Katherine W. Hsu
August 12, 2013

Description of the Underlying Securities, page 30
Comment 17.	Please provide bracketed disclosure that describes the method and criteria by which the pool assets were selected for the transaction. Refer to Item 1111(a)(4) of Regulation AB.

Response:
The Registrant submits that Item 1111(a)(4) of Regulation AB is not applicable to the type of assets which will be deposited into the trusts described in the registration statement.  There are no criteria for selection of “pool assets.”  Each security is deposited into a trust and is acquired in the market at the discretion of the Trustor for deposit into a trust.

Description of the Certificates, page 32
Additional Underlying Securities and Issuance of Additional Certificates..., page 34
Comment 18.	Please confirm that additional issuances contemplated at a later date will be registered at this time or conducted in a transaction exempt from the federal securities laws.

Response:
The Registrant confirms that each series of Trust Certificates issued in accordance with the terms of the Trust Agreement will be issued pursuant to a takedown under this registration statement or will be issued in a transaction exempt from the federal securities laws.

Comment 19.	Please confirm that the warrants granted by the Issuing Entity for the underlying assets are only to be issued for a single type of underlying security.

Response:
Most trusts will contain only one security and the warrants granted by the Issuing Entity will, therefore, be issued only for that security; and with respect to any trust which contains more than one Underlying Security, the warrants will relate to and if exercised will be exercised with respect to the securities on a pro rata basis.

Ms. Katherine W. Hsu
August 12, 2013

Base Prospectus
Risk Factors, page 3
Investment Company Act of 1940 Consideration Should be Reviewed, page 4
Comment 20.
We note that the Company believes based on the opinion of counsel that the Trust is and will remain exempt from the registration requirements of the Investment Company Act (“Act”) based on Rule 3a-7 of the Act.  Please revise to clarify whether this is expertized disclosure requiring the filing of a consent from counsel or whether the Company attributes this opinion to itself.  Please also revise this risk factor to generally describe the likely material adverse impact on the Company or Trust, and the potential impairment of distributions to Certificate holders if it is determined that the Trust is required or was required to register under the Act.

Response:
The statement has been revised (i) to remove the reference to an “opinion of counsel” and (ii) to provide further elaboration upon the adverse consequences which could result if a trust were not entitled to an exemption from registration under the Act.  See page 4 of the base prospectus.

Formation of the Trust, page 9
Comment 21.
We note your reference in this section and throughout the base prospectus that an Administrative Agent may be involved in a transaction.  Please include bracketed language in the prospectus supplement indicating that you will identify the Administrative Agent, if any, the tasks the Administrative Agent will perform and the fee the Administrative Agent will receive for such services.

Response:	The requested revision has been made. See pages 19 and 53 of the prospectus supplement.

Description of Certificates, page 11
Comment 22.
We note that your disclosure in the second paragraph on page 11 states that the summaries provided in the base prospectus do not purport to be complete.  This statement may be read as suggesting the summary of the materials terms of the certificates as well as other pertinent information contained in the base prospectus is not complete.  Since the base prospectus is to include a complete summary of all material terms of the Certificates, please revise this statement to remove any indication that the summary provided about the material terms of the Certificates located in this section, as well as other pertinent information included elsewhere in the prospectus about the Certificates is not complete.

Ms. Katherine W. Hsu
August 12, 2013

Response:	The requested revisions have been made. See page 11 of the base prospectus.

General, page 11
Comment 23.
We note your reference to a “Depositor” in this section, in the base trust agreement and in the trust supplement.  However, we note that a Depositor is not otherwise identified in your registration statement.  Please revise or advise.

Response:
The reference to “Depositor” was revised to refer to the “Trustor.”   See Pages 12, 13, and 14 of the base prospectus.  The base trust agreement and the trust supplement have been revised throughout to remove references to “Depositor”  and to use, instead, the term “Trustor.”

Comment 24.
We note your disclosure in the first full paragraph on page 14 states that the “[u]nless otherwise provided in the applicable prospectus supplement, registered certificates may not be exchanged...” which appears to indicate that the specific terms you described in the base prospectus will be different in the prospectus supplement.  However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus.  Also, it is also not clear what are the terms of the “like” certificates for which registered certificates can be exchanged.  Please revise to describe the material terms.

Response:	The Registrant notes the comment and has revised the paragraph. See page 14 of the base prospectus.

Ms. Katherine W. Hsu
August 12, 2013

Interest on the Certificates, page 16
Floating Rate Certificates, page 16
Comment 25.
We note that you state that the interest rate payable on the Floating Rate Certificates will be determined by reference to an interest rate basis (the “Base Rate”) and that the Base Rate may be based on, among other things, one or more or market indices...”  Please confirm to us that in no eventuality will you use an “index” which is not an index of interest rates for debt, e.g. a commodities or stock index.  Refer to Section III.A2.a of the Regulation AB adopting release (SEC Release No. 33-8518).

Response:	The language on page 17 of the base prospectus was revised to clarify that the index will be an index used for interest rates.

Description of Deposited Assets and Credit Support, page 28 Other Deposited Assets, page 44
Comment 26.
We note your disclosure in the second paragraph on page 44 of the base prospectus that the prospectus supplement will describe other assets deposited in the asset pool.  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please revise your disclosure to list all types of assets you contemplate.  Additionally, please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:
The Registrant notes the comment and respectfully submits that the disclosure does list all types of assets contemplated and that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.  The agreements and assets described under the caption “Other Deposited Assets” on page 44 of the base prospectus are each further described in the following provisions of the base prospectus.

Ms. Katherine W. Hsu
August 12, 2013

Description of the Trust Agreement, page 47
Duties of the Trustee, page 59
Comment 27.
We note that on the closing date, the Company will provide the Trustee with certain information relating to the Underlying Issuer and the Underlying Securities and based on this information the Trustee will perform certain servicing and administrative functions with respect to the Certificates.  Please revise this disclosure to summarize the information the Company will be providing the Trustee.

Response:	The paragraph has been revised to summarize the information the Company will provide to the Trustee. See second paragraph under heading “Duties of the Trustee” on page 59 of the base prospectus.

Other
Comment 28.
We note the base trust agreement contemplates the applicability of the Trust Indenture Act.  Please revise your prospectus to confirm consistent with the base trust agreement that you intend to qualify each trust agreement under the Trust Indenture Act of 1939.

Response:	The prospectus supplement has been revised. Please see page 52 of the prospectus supplement, “Trust Indenture Act.”

Part II of the Registration Statement
Item 16.  Exhibits, Page II-2
Exhibit 5.1 and Exhibit 8.1
Comment 29.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:	The Registrant confirms that standard legal and tax opinions, with no more than standard qualifications, will be filed at the time of each takedown.

Ms. Katherine W. Hsu
August 12, 2013

Item 17.  Undertakings, page II-2
Comment 30.
We note that you included the undertaking required under Item 512(l) that states you undertake that the information provided in response to Item 1105 of Regulation AB through a Web site is deemed to be a part of the prospectus in the registration statement.  We also note disclosure on page 30 of the base prospectus that static pool information may be made available through a Web site.  Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012.  Please revise throughout.

Response:
The Registrant notes the comment and in Amendment No. 1 to the Registration Statement, the undertaking which had been designated as (f) “Filings Regarding Asset-Backed Securities That Provide Certain Information Through an Internet Web Site” has been removed (See page 71). The Registrant respectfully submits, however, that with respect to the information noted on page 30 of the base prospectus as originally filed (now on page 37) in the subheading “Static Pool Data” it is appropriate to retain the reference to how static pool data is to be provided.  This statement refers to information provided by the Underlying Issuer.  If the Underlying Securities are Asset-Backed Securities and filings for such securities were provided on or before June 30, 2012, then it would be appropriate for the Underlying Issuer to provide that information through an internet web site.

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5041.

Sincerely,

/s/  Al B. Sawyers

Al B. Sawyers